Exhibit 2.17

Amended and Restated

Indemnification and Insurance Matters Agreement

between

PALM, INC.

and

PALMSOURCE, INC.

Executed as of June 3, 2003

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TABLE OF CONTENTS

(Continued)

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TABLE OF CONTENTS

(Continued)

Page
Section 4.40. Shared Palm Percentage	17
Section 4.41. Shared PalmSource Percentage	18
Section 4.42. Shared Percentage	18
Section 4.43. Subsidiary	18
Section 4.44. Tax-Free Spin-Off	18
Section 4.45. Tax Sharing Agreement	18
Section 4.46. Taxes	18
Section 4.47. Third Party Claim	18
Section 4.48. Xerox Litigation Agreement	18

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AMENDED AND RESTATED INDEMNIFICATION

AND INSURANCE MATTERS AGREEMENT

This Amended and Restated Indemnification and Insurance Matters Agreement (this “Agreement”) between Palm, Inc., a Delaware corporation (“Palm”), and PalmSource, Inc., a Delaware corporation (“PalmSource”) is executed on June 3, 2003 and made effective as of the effective date of the Tax-Free Spin-Off (the “Effective Date”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in Article IV below.

RECITALS

WHEREAS, Palm and its Subsidiaries have transferred to PalmSource and its Subsidiaries, effective as of the Separation Date, substantially all of the assets and certain liabilities of the PalmSource Business in accordance with the Master Separation and Distribution Agreement made effective as of December 3, 2001 between Palm and PalmSource, as amended from time to time (the “Separation Agreement”).

WHEREAS, the parties previously entered into that certain Indemnification and Insurance Matters Agreement made effective as of December 3, 2001 (the “Prior Agreement”).

WHEREAS, the parties desire to amend and restate the Prior Agreement to set forth certain agreements regarding indemnification and insurance.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE I.

MUTUAL RELEASES; INDEMNIFICATION

Section 1.1. Release of Claims.

(a) PalmSource Release. Except as provided in Section 1.1(d) and Schedule 1.1 to this Agreement, upon the Effective Date, PalmSource, for itself and as agent for each member of the PalmSource Group, shall be deemed to have fully, finally and forever released, relinquished and discharged all claims, demands, rights, liabilities and causes of action of every nature and description whatsoever, known or unknown, whether or not concealed or hidden, asserted or that might have been asserted against the Palm Indemnitees from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Date, including in connection with the transactions and all other activities to implement the Separation.

(b) Palm Release. Except as provided in Section 1.1(d) and Schedule 1.1 to this Agreement, upon the Effective Date, Palm, for itself and as agent for each member of the Palm Group, shall be deemed to have fully, finally and forever released, relinquished and discharged all claims, demands, rights, liabilities and causes of action of every nature and description whatsoever, known or unknown, whether or not concealed or hidden, asserted or that might have been asserted against the PalmSource Indemnitees from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Date, including in connection with the transactions and all other activities to implement the Separation.

(c) Release and Waiver of Unknown Claims. PalmSource, for itself and as agent for each member of the PalmSource Group, and Palm, for itself and as agent for each member of the Palm Group, do hereby agree, represent, and warrant that the matters released herein are not limited to matters which are known or disclosed, and that they hereby waive any and all rights and benefits which such party now has, or in the future may have, conferred upon such party by virtue of the provisions of Section 1542 of the Civil Code of the State of California which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASED, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

PalmSource, for itself and as agent for each member of the PalmSource Group, and Palm, for itself and as agent for each member of the Palm Group, waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to Civil Code Section 1542. PalmSource, for itself and as agent for each member of the PalmSource Group, and Palm, for itself and as agent for each member of the Palm Group, may hereafter discover facts in addition to or different from those which he, she or it now knows or believes to be true with respect to the subject matter of this release, but each shall be deemed to have, finally, and forever settled and released any and all claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed upon any theory of law or equity now existing or coming into existence in the future, including but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts.

(d) No Impairment. Nothing contained in Section 1.1(a), (b) or (c) shall impair any right of any Person to enforce the Separation Agreement or any other Ancillary Agreement (including this Agreement), in each case in accordance with its terms, including, without limitation, the provisions of Section 1.2, 1.3 and 1.4 hereof.

(e) No Actions as to Released Claims. PalmSource agrees, for itself and as agent for each member of the PalmSource Group, not to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Palm or any member of the Palm Group, or any other Person released pursuant to Section 1.1(a), with respect to any Liabilities released pursuant to Section 1.1(a). Palm agrees, for itself and as agent for each member of the Palm Group, not to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against PalmSource or any member of the PalmSource Group, or any other Person released pursuant to Section 1.1(b), with respect to any Liabilities released pursuant to Section 1.1(b).

(f) Further Instruments. At any time, at the request of any other party, each party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions hereof.

Section 1.2. Indemnification by PalmSource. PalmSource shall, for itself and as agent for each member of the PalmSource Group, indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Palm Indemnitees from and against any and all Liabilities that any third party seeks to impose upon the Palm Indemnitees, or which are imposed upon the Palm Indemnitees, and that relate to, arise out of or result from any of the following items (without duplication):

(i) the PalmSource Business, any PalmSource Liability or any PalmSource Contract; and

(ii) any breach by PalmSource or any member of the PalmSource Group of the Separation Agreement or any of the Ancillary Agreements (including this Agreement).

In the event that any member of the PalmSource Group makes a payment to the Palm Indemnitees hereunder, and any of the Palm Indemnitees subsequently diminishes the Liability on account of which such payment was made, either directly or through a third-party recovery, Palm will promptly repay (or will direct a Palm Indemnitee to promptly repay) such member of the PalmSource Group the amount by which the payment made by such member of the PalmSource Group exceeds the actual cost of the associated indemnified Liability to the relevant Palm Indemnitee. This Section 1.2 shall not apply to (a) any Liability indemnified under Section 1.4; (b) any Liability under the Product License Agreements, including without limitation Liability for any claims of infringement asserted against Palm for its distribution of PalmSource products under such agreements and for any damages attributable to such products distributed by Palm after the Separation Date; (c) any breach of the Product License Agreements; or (d) any Liability under or breach of the Xerox Litigation Agreement. The allocation of Liability under each of the Product License Agreements and the Xerox Litigation Agreement and the remedies for breach of the Product License Agreements and the Xerox Litigation Agreement shall be governed by the terms and conditions of the respective Product License Agreement or the Xerox Litigation Agreement, as the case may be, which may include separate indemnification, limitation of liability and other provisions.

Section 1.3. Indemnification by Palm. Palm shall, for itself and as agent for each member of the Palm Group, indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the PalmSource Indemnitees from and against any and all Liabilities that any third party seeks to impose upon the PalmSource Indemnitees, or which are imposed upon the PalmSource Indemnitees, and that relate to, arise out of or result from any of the following items (without duplication):

(i) the Palm Business or any Liability of the Palm Group other than the PalmSource Liabilities; and

(ii) any breach by Palm or any member of the Palm Group of the Separation Agreement or any of the Ancillary Agreements (including this Agreement).

In the event that any member of the Palm Group makes a payment to the PalmSource Indemnitees hereunder, and any of the PalmSource Indemnitees subsequently diminishes the Liability on account of which such payment was made, either directly or through a third-party recovery, PalmSource will promptly repay (or will direct a PalmSource Indemnitee to promptly repay) such member of the Palm Group the amount by which the payment made by such member of the Palm Group exceeds the actual cost of the associated indemnified Liability to the relevant PalmSource Indemnitee. This Section 1.3 shall not apply to (a) any Liability indemnified under Section 1.4; (b) any Liability under the Product License Agreements; (c) any breach of the Product License Agreements; or (d) any Liability under or breach of the Xerox Litigation Agreement. The allocation of Liability under each of the Product License Agreements and the Xerox Litigation Agreement and the remedies for breach of the Product License Agreements and the Xerox Litigation Agreement shall be governed by the terms and conditions of the respective Product License Agreement or the Xerox Litigation Agreement, as the case may be, which may include separate indemnification, limitation of liability and other provisions.

Section 1.4. Indemnification With Respect to Environmental Actions and Conditions.

(a) Indemnification by PalmSource. PalmSource shall, for itself and as agent for each member of the PalmSource Group, indemnify, defend and hold harmless the Palm Indemnitees from and against any and all Environmental Actions relating to, arising out of or resulting from Environmental Conditions (i) arising out of operations occurring on and after the Separation Date at any of the PalmSource Existing Facilities, (ii) on any of the PalmSource Existing Facilities arising from an event causing contamination that first occurs on or after the Separation Date (including any Release of Hazardous Materials occurring after the Separation Date that migrates to any of the PalmSource Existing Facilities), except to the extent that any such Environmental Conditions arise out of the operations of the Palm Group on and after the Separation Date, or (iii) on any of the PalmSource New Facilities.

(b) Indemnification by Palm. Palm shall, for itself and as agent for each member of the Palm Group, indemnify, defend and hold harmless the PalmSource Indemnitees from and against any and all Environmental Actions relating to, arising out of or resulting from any of the following items:

(i) Environmental Conditions (x) existing on, under, about or in the vicinity of any of the PalmSource Existing Facilities prior to the Separation Date, or (y) arising out of operations occurring on or before the Separation Date at any of the PalmSource Existing Facilities;

(ii) Except as arising out of the operations of the PalmSource Group on and after the Separation Date, Environmental Conditions on, under, about or arising out of operations occurring at any time, whether before or after the Separation Date, at any of the Palm Facilities; and

(iii) Pre-Separation Third Party Site Liabilities.

(c) Agreement Regarding Payments to Indemnitee. In the event an Indemnifying Party makes any payment to or on behalf of an Indemnitee with respect to an Environmental Action for which the Indemnifying Party is obligated to indemnify under this Section 1.4, and the Indemnitee subsequently receives any payment from a third party on account of the same financial obligation covered by the payment made by the Indemnifying Party for that Environmental Action or otherwise diminishes the financial obligation, the Indemnitee will promptly pay the Indemnifying Party the amount by which the payment made by the Indemnifying Party exceeds the actual cost of the financial obligation.

Section 1.5. Reductions for Insurance Proceeds and Other Recoveries. The amount that any party (an “Indemnifying Party”) is or may be required to pay to or on behalf of any other Person indemnified pursuant to Section 1.2, 1.3 or 1.4, as applicable (each, an “Indemnitee”), shall be reduced (retroactively or prospectively) by any Insurance Proceeds or other amounts actually received from third parties by such Indemnitee in respect of the related loss. The existence of a claim by an Indemnitee for monies from an insurer or against a third party in respect of any indemnifiable loss shall not, however, delay any payment pursuant to the indemnification provisions contained herein and otherwise determined to be due and owing by an Indemnifying Party. Rather the Indemnifying Party shall make payment in full of the amount determined to be due and owing by it against an assignment by the Indemnitee to the Indemnifying Party of the entire claim of the Indemnitee for Insurance Proceeds or against such third party. Notwithstanding any other provisions of this Agreement, it is the intention of the parties that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (ii) relieved of the responsibility to pay any claims for which it is obligated. If an Indemnitee has received the payment required by this Agreement from an Indemnifying Party in respect of any indemnifiable loss and later receives Insurance Proceeds or other amounts in respect of such indemnifiable loss, then such Indemnitee shall hold such Insurance Proceeds or other amounts in trust for the benefit of the Indemnifying Party (or Indemnifying Parties) and shall pay to the Indemnifying Party, as promptly as practicable after receipt, a sum equal to the amount of such Insurance Proceeds or other amounts received, up to the aggregate amount of any payments received from the Indemnifying Party pursuant to this Agreement in respect of such indemnifiable loss (or, if there is more than one Indemnifying Party, the Indemnitee shall pay each Indemnifying Party its proportionate share (based on payments received from the Indemnifying Parties) of such Insurance Proceeds or other amounts received).

Section 1.6. Procedures for Defense, Settlement and Indemnification of Third Party Claims.

(a) Notice of Claims. If a Palm Indemnitee or a PalmSource Indemnitee (as applicable) shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) who is not a member of the Palm Group or the PalmSource Group of any claim or of the commencement by any such Person of any Action (each such case, a “Third Party Claim”) with respect to which an Indemnifying Party may be obligated to provide indemnification to an Indemnitee pursuant to Section 1.2, 1.3 or 1.4 of this Agreement, or any other section of the Separation Agreement or any Ancillary Agreement (including this Agreement), Palm and PalmSource (as applicable) will ensure that such Indemnitee shall give such Indemnifying Party written notice thereof within 30 days after becoming aware of such Third Party Claim. Any such notice shall describe the Third Party Claim in reasonable detail. Notwithstanding the foregoing, the delay or failure of any Indemnitee or other Person to give notice as provided in this Section 1.6(a) shall not relieve the relevant Indemnifying Party of its obligations under this Article I, except to the extent that such Indemnifying Party is actually and substantially prejudiced by such delay or failure to give notice.

(b) Defense By Indemnifying Party. An Indemnifying Party will manage the defense of and may settle or compromise any Third Party Claim. Within 30 days after the receipt of notice from an Indemnitee in accordance with Section 1.6(a) (or sooner, if the nature of such Third Party Claim so requires), the Indemnifying Party shall notify the Indemnitee that the Indemnifying Party will assume responsibility for managing the defense of such Third Party Claim, which notice shall specify any reservations or exceptions.

(c) Defense By Indemnitee. If an Indemnifying Party fails to assume responsibility for managing the defense of a Third Party Claim, or fails to notify an Indemnitee that it will assume responsibility as provided in Section 1.6(b), such Indemnitee may manage the defense of such Third Party Claim; provided, however, that the Indemnifying Party shall reimburse all costs and expenses incurred in connection with such defense in the event it is ultimately determined that the Indemnifying Party is obligated to indemnify the Indemnitee with respect to such Third Party Claim.

(d) No Settlement By Indemnitee Without Consent. Unless the Indemnifying Party has failed to manage the defense of the Third Party Claim in accordance with the terms of Section 1.6(b), no Indemnitee may settle or compromise any Third Party Claim without the consent of the Indemnifying Party.

(e) No Consent to Certain Judgments or Settlements Without Consent. Notwithstanding any provision of this Section 1.6 to the contrary, no party shall consent to entry of any judgment or enter into any settlement of a Third Party Claim without the consent of the other party (such consent not to be unreasonably withheld) if the effect of such judgment or settlement is to (A) permit any injunction, declaratory judgment, other order or other nonmonetary relief to be entered, directly or indirectly, against the other party, or (B) affect the other party in a material fashion due to the allocation of Liabilities and related indemnities set forth in the Separation Agreement, this Agreement or any other Ancillary Agreement.

Section 1.7. Additional Matters.

(a) Cooperation in Defense and Settlement. With respect to any Third Party Claim that implicates both PalmSource and Palm in a material fashion due to the allocation of Liabilities, responsibilities for management of defense and related indemnities set forth in the Separation Agreement, this Agreement or any of the Ancillary Agreements, the parties agree to cooperate fully and maintain a joint defense (in a manner that will preserve the attorney-client privilege with respect thereto) so as to minimize such Liabilities and defense costs associated therewith. The party that is not responsible for managing the defense of such Third Party Claims shall, upon reasonable request, be consulted with respect to significant matters relating thereto and may, if necessary or helpful, associate counsel to assist in the defense of such claims at such party’s own expense.

(b) Substitution. In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or the Indemnifying Party shall so request, the parties shall endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the rights and obligations of the parties regarding indemnification and the management of the defense of claims as set forth in this Article I shall not be altered.

(c) Subrogation. In the event of payment by or on behalf of any Indemnifying Party to or on behalf of any Indemnitee in connection with any Third Party Claim (including payment of costs of defense), such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee, in whole or in part based upon whether the Indemnifying Party has paid all or only part of the Indemnitee’s Liability, as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim or against any other person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(d) Not Applicable to Taxes. This Agreement shall not apply to Taxes (which are covered by the Tax Sharing Agreement).

Section 1.8. Survival of Indemnities. Subject to Section 3.8, the rights and obligations of the members of the Palm Group and the PalmSource Group under this Article I shall survive the sale or other transfer by any party of any Assets or businesses or the assignment by it of any Liabilities or the sale by any member of the Palm Group or the PalmSource Group of the capital stock or other equity interests of any Subsidiary to any Person.

ARTICLE II.

INSURANCE MATTERS

Section 2.1. PalmSource Insurance Coverage During the Insurance Period.

(a) Maintain Comparable Insurance. Throughout the period beginning on the Separation Date and ending on the Insurance Termination Date (the “Insurance Period”), Palm shall, subject to insurance market conditions and other factors beyond its control, maintain policies of insurance, including for the benefit of PalmSource or any of its Subsidiaries, directors, officers, employees or other covered parties (collectively, the “PalmSource Covered Parties”) which are comparable to those maintained generally by Palm; provided, however, that if Palm determines that (i) the amount or scope of such coverage will be reduced to a level materially inferior to the level of Palm’s coverage in existence immediately prior to the Insurance Period or (ii) the retention or deductible level applicable to such coverage, if any, will be increased to a level materially greater than the levels applicable to Palm’s coverage immediately prior to the Insurance Period, Palm shall give PalmSource notice of such determination as promptly as practicable. Upon notice of such determination, PalmSource shall be entitled to evaluate its options regarding continuance of coverage hereunder and may cancel its interest in all or any portion of such coverage.

(b) Reimbursement for Premiums. PalmSource shall promptly pay or reimburse Palm, as the case may be, for premium expenses, to be allocated between Palm and PalmSource according to their respective Shared Percentages, and PalmSource shall promptly pay or reimburse Palm for any costs and expenses which Palm may incur in connection with the insurance coverages maintained pursuant to this Section 2.1, including but not limited to any subsequent premium adjustments. All payments and reimbursements by PalmSource to Palm shall be made within thirty (30) days after PalmSource’s receipt of an invoice from Palm.

Section 2.2. Cooperation and Agreement Not to Release Carriers. Each of Palm and PalmSource will share such information as is reasonably necessary in order to permit the other to manage and conduct its insurance matters in an orderly fashion. Each of Palm and PalmSource, at the request of the other, shall cooperate with and use commercially reasonable efforts to assist the other in recoveries for claims made under any insurance policy for the benefit of any insured party, and neither Palm nor PalmSource, nor any of their Subsidiaries, shall take any action which would intentionally jeopardize or otherwise interfere with either party’s ability to collect any proceeds payable pursuant to any insurance policy. Except as otherwise contemplated by the Separation Agreement, this Agreement or any Ancillary Agreement, after the Separation Date, neither Palm nor PalmSource shall (and each shall ensure that no member of their respective Groups shall), without the consent of the other, provide any insurance carrier with a release, or amend, modify or waive any rights under any such policy or agreement, if such release, amendment, modification or waiver would adversely affect any rights or potential rights of any member of the other Group thereunder. However, nothing in this Section 2.2 shall (A) preclude any member of any Group from presenting any claim or from exhausting any policy limit, (B) require any member of any Group to pay any premium or other amount or to incur any Liability, or (C) require any member of any Group to renew, extend or continue any policy in force.

Section 2.3. PalmSource Insurance Coverage After the Insurance Period. From and after expiration of the Insurance Period, PalmSource shall be responsible for obtaining and maintaining insurance programs for its risk of loss and such insurance arrangements shall be separate and apart from Palm’s insurance programs. Notwithstanding the foregoing, Palm, upon the request of PalmSource, shall use all commercially reasonable efforts to assist PalmSource in the transition to its own separate insurance programs from and after the Insurance Period, and shall provide PalmSource with any information that is in the possession of Palm and is reasonably available and necessary to either obtain insurance coverages for PalmSource or to assist PalmSource in preventing unintended self-insurance, in whatever form.

Section 2.4. Responsibilities for Deductibles and/or Self-insured Obligations. PalmSource will reimburse Palm for all amounts necessary to exhaust or otherwise satisfy all applicable self-insured retentions, amounts for fronted policies, deductibles and retrospective premium adjustments and similar amounts not covered by Insurance Policies in connection with PalmSource Liabilities and Insured PalmSource Liabilities.

Section 2.5. Procedures With Respect to Insured PalmSource Liabilities.

(a) Reimbursement. PalmSource will reimburse Palm for all amounts incurred to pursue insurance recoveries from Insurance Policies for Insured PalmSource Liabilities.

(b) Management of Claims. The defense of claims, suits or actions giving rise to potential or actual Insured PalmSource Liabilities will be managed (in conjunction with Palm’s insurers, as appropriate) by the party that would have had responsibility for managing such claims, suits or actions had such Insured PalmSource Liabilities been PalmSource Liabilities.

Section 2.6. Insufficient Limits of Liability for Palm Liabilities and PalmSource Liabilities.

In the event that there are insufficient limits of liability available under Palm’s Insurance Policies in effect during the Insurance Period to cover the Liabilities of Palm and/or PalmSource that would otherwise be covered by such Insurance Policies, then to the extent that other insurance is not available to Palm and/or PalmSource for such Liabilities an adjustment will be made in accordance with the following procedures:

(a) Each party will be allocated an amount equal to their Shared Percentage of the lesser of (A) the available limits of liability available under Palm’s Insurance Policies in effect prior to the Insurance Termination Date net of uncollectible amounts attributable to insurer insolvencies, and (B) the proceeds received from Palm’s Insurance Policies if the Liabilities are the subject of disputed coverage claims and, following consultation with each other, Palm and PalmSource agree to accept less than full policy limits from Palm’s insurers (the “Coverage Amount”).

(b) A party who receives more than its share of the Coverage Amount (the “Overallocated Party”) agrees to reimburse the other party (the “Underallocated Party”) to the extent that the Liabilities of the Underallocated Party that would have been covered under such Insurance Policies is less than the Underallocated Party’s share of the Coverage Amount.

(c) This Section 2.6 shall terminate ten years following the Insurance Termination Date.

Section 2.7. Cooperation. Palm and PalmSource will cooperate with each other in all respects, and they shall execute any additional documents which are reasonably necessary, to effectuate the provisions of this Article II.

Section 2.8. No Assignment or Waiver. This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of the Palm Group in respect of any Insurance Policy or any other contract or policy of insurance.

Section 2.9. No Liability. PalmSource does hereby, for itself and as agent for each other member of the PalmSource Group, agree that no member of the Palm Group or any Palm Indemnitee shall have any Liability whatsoever as a result of the insurance policies and practices of Palm and its Subsidiaries as in effect at any time prior to the Distribution Date, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise.

Section 2.10. Additional or Alternate Insurance. Notwithstanding any provision of this Agreement, during the Insurance Period Palm and PalmSource shall work together to evaluate insurance options and secure additional or alternate insurance for PalmSource and/or Palm if desired and cost effective. Nothing in this Agreement shall be deemed to restrict any member of the PalmSource Group from acquiring at its own expense any other insurance policy in respect of any Liabilities or covering any period.

Section 2.11. Further Agreements. The Parties acknowledge that they intend to allocate financial obligations without violating any laws regarding insurance, self-insurance or other financial responsibility. If it is determined that any action undertaken pursuant to the Separation Agreement, this Agreement or any Ancillary Agreement is violative of any insurance, self-insurance or related financial responsibility law or regulation, the parties agree to work together to comply with such law or regulation while trying to accomplish, as much as possible, the allocation of financial obligations as intended in the Separation Agreement, this Agreement and any Ancillary Agreement.

Section 2.12. Matters Governed by Employee Matters Agreement. This Article II shall not apply to any insurance policies that are the subject of the Employee Matters Agreement.

ARTICLE III.

MISCELLANEOUS

Section 3.1. Limitation of Liability. IN NO EVENT SHALL ANY MEMBER OF THE PALM GROUP OR PALMSOURCE GROUP BE LIABLE TO ANY OTHER MEMBER OF THE PALM GROUP OR PALMSOURCE GROUP FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES OR LOST PROFITS, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) ARISING IN ANY WAY OUT OF THIS AGREEMENT, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT THE FOREGOING LIMITATIONS SHALL NOT LIMIT EACH PARTY’S INDEMNIFICATION OBLIGATIONS FOR LIABILITIES AS SET FORTH IN ARTICLE I HEREOF.

Section 3.2. Entire Agreement. This Agreement, the Master Separation Agreement, the other Ancillary Agreements and the Exhibits and Schedules attached hereto and thereto, together constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and shall supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof and thereof including, without limitation, the Prior Agreement. Any reference to the Prior Agreement contained in the Separation Agreement or any Ancillary Document or any other agreement between the parties shall, as of the Effective Date, be deemed a reference to this Agreement as amended and restated, and not the Prior Agreement.

Section 3.3. Governing Law. This Agreement shall be construed in accordance with and all Disputes hereunder shall be governed by the laws of the State of California, excluding its conflict of law rules and the United Nations Convention on Contracts for the International Sale of Goods. The Superior Court of Santa Clara County and/or the United States District Court for the Northern District of California shall have jurisdiction and venue over all Disputes between the parties that are permitted to be brought in a court of law pursuant to Section 3.4.

Section 3.4. Dispute Resolution. If a dispute, controversy or claim (“Dispute”) arises between the parties relating to the interpretation or performance of this Agreement, or the grounds for the termination hereof, appropriate senior executives (e.g. director or V.P. level) of each party who shall have the authority to resolve the matter shall meet to attempt in good faith to negotiate a resolution of the Dispute prior to pursuing other available remedies. The initial meeting between the appropriate senior executives shall be referred to herein as the “Dispute Resolution Commencement Date.” Discussions and correspondence relating to trying to resolve such Dispute shall be treated as confidential information developed for the purpose of settlement and shall be exempt from discovery or production and shall not be admissible as evidence in any subsequent proceeding relating to such Dispute. If the senior executives are unable to resolve the Dispute within thirty (30) days from the Dispute Resolution Commencement Date, and either party wishes to pursue its rights relating to such Dispute, then the Dispute will be mediated by a mutually acceptable mediator appointed pursuant to the mediation rules of JAMS/Endispute within thirty (30) days after written notice by one party to the other demanding non-binding mediation. Neither party may unreasonably withhold consent to the selection of a mediator or the location of the mediation. Both parties will share the costs of the mediation equally, except that each party shall bear its own costs and expenses, including attorney’s fees, witness fees, travel expenses, and preparation costs. The parties may also agree to replace mediation with some other form of non-binding or binding alternative dispute resolution.

Any Dispute which the parties cannot resolve through mediation within ninety (90) days of the Dispute Resolution Commencement Date, unless otherwise mutually agreed, shall be submitted to final and binding arbitration under the then current Commercial Arbitration Rules of the American Arbitration Association (“AAA”), by three (3) arbitrators in Santa Clara County, California. Such arbitrators shall be selected by the mutual agreement of the parties or, failing such agreement, shall be selected according to the aforesaid AAA rules. The arbitrators will be instructed to prepare and deliver a written, reasoned opinion stating their decision within thirty (30) days of the completion of the arbitration. The prevailing party in such arbitration shall be entitled to the reimbursement of expenses, including costs and attorneys’ and other professional fees, incurred in connection with the arbitration (but excluding any costs and fees associated with prior negotiation or mediation). The decision of the arbitrator shall be final and non-appealable and may be enforced in any court of competent jurisdiction. The use of any alternative dispute resolution procedures will not be construed under the doctrine of laches, waiver or estoppel to adversely affect the rights of either party.

Any Dispute regarding the following is not required to be negotiated, mediated or arbitrated prior to seeking relief from a court of competent jurisdiction: breach of any obligation of confidentiality; infringement, misappropriation, or misuse of any intellectual property right; any other claim where interim relief from the court is sought to prevent serious and irreparable injury to one of the parties or to others. However, the parties to the Dispute shall make a good faith effort to negotiate and mediate such Dispute, according to the above procedures, while such court action is pending.

Section 3.5. Notices. Notices, offers, requests or other communications required or permitted to be given by either party pursuant to the terms of this Agreement shall be given in writing to the respective parties at the following addresses:

if to Palm:

Palm, Inc.

400 N. McCarthy Blvd.

Milpitas, California 95035

Attention: General Counsel

if to PalmSource:

PalmSource, Inc.

1240 Crossman Avenue

Sunnyvale, California 94089

Attention: General Counsel

or to such other address as the party to whom notice is given may have previously furnished to the other in writing as provided herein. Any notice involving non-performance, termination, or renewal shall be sent by hand delivery, recognized overnight courier or, within the United States, may also be sent via certified mail, return receipt requested. All other notices may also be sent by fax, confirmed by first class mail. All notices shall be deemed to have been given and received on the earlier of actual delivery or three (3) days from the date of postmark.

Section 3.6. Binding Effect; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives and successors in interest, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Neither party may assign this Agreement or any rights or obligations hereunder, without the prior written consent of the other party, and any such assignment shall be void; provided, however, either party may assign this Agreement to a successor entity in conjunction with such party’s reincorporation, or in conjunction with a change of control event. Any permitted assignee shall agree to perform the obligations of the assignor of this Agreement, and this Agreement shall inure to the benefit of and be binding upon any permitted assignee. This Agreement may be enforced separately by each member of the Palm Group and each member of the PalmSource Group.

Section 3.7. Other Agreements Evidencing Indemnification Obligations. Palm hereby agrees to execute, for the benefit of any PalmSource Indemnitee, such documents as may be reasonably requested by such PalmSource Indemnitee, evidencing Palm’s agreement that the indemnification obligations of Palm set forth in this Agreement inure to the benefit of and are enforceable by such PalmSource Indemnitee. PalmSource hereby agrees to execute, for the benefit of any Palm Indemnitee, such documents as may be reasonably requested by such Palm Indemnitee, evidencing PalmSource’s agreement that the indemnification obligations of PalmSource set forth in this Agreement inure to the benefit of and are enforceable by such Palm Indemnitee.

Section 3.8. Counterparts. This Agreement, including the Schedules and Exhibits hereto, and the other documents referred to herein, may be executed in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

Section 3.9. Severability. If any term or other provision of this Agreement or the Schedules or Exhibits attached hereto is determined by a nonappealable decision by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 3.10. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of either party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise or waiver of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement or the Exhibits or Schedules attached hereto are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 3.11. Amendment. No change or amendment will be made to this Agreement or the Exhibits or Schedules attached hereto except by an instrument in writing signed on behalf of each of the parties to such agreement.

Section 3.12. Authority. Each of the parties hereto represents to the other that (a) it has the corporate or other requisite power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary corporate or other action, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equity principles.

Section 3.13. Interpretation. The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. When a reference is made in this Agreement to an Article or Section, or Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement, unless otherwise indicated.

ARTICLE IV.

DEFINITIONS

Section 4.1. Action. “Action” means any demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

Section 4.2. Affiliated Company. “Affiliated Company” of any Person means any entity that controls, is controlled by, or is under common control with such Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

Section 4.3. Ancillary Agreement. “Ancillary Agreement” has the meaning set forth in Section 3.1 of the Separation Agreement.

Section 4.4. Assets. “Assets” has the meaning set forth in Section 1.4 of the Assignment Agreement.

Section 4.5. Assignment Agreement. “Assignment Agreement” means the General Assignment and Assumption Agreement attached as Exhibit C to the Separation Agreement.

Section 4.6. Coverage Amount. “Coverage Amount” has the meaning set forth in Section 2.6(a) of this Agreement.

Section 4.7. Employee Leasing Agreement. “Employee Leasing Agreement” means the Employee Leasing Agreement attached as Exhibit J to the Separation Agreement.

Section 4.8. Environmental Actions. “Environmental Actions” means any notice, claim, act, cause of action, order, decree or investigation by any third party (including, without limitation, any Governmental Authority) alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, damage to flora or fauna caused by Environmental Conditions, real property damages, personal injuries or penalties) arising out of, based on or resulting from the Release of or exposure of any individual to any Hazardous Materials.

Section 4.9. Environmental Conditions. “Environmental Conditions”means the presence in the environment, including the soil, groundwater, surface water or ambient air, of any

Hazardous Material at a level which exceeds any applicable standard or threshold under any Environmental Law or otherwise requires investigation or remediation (including, without limitation, investigation, study, health or risk assessment, monitoring, removal, treatment or transport) under any applicable Environmental Laws.

Section 4.10. Environmental Laws. “Environmental Laws”means all laws and regulations of any Governmental Authority with jurisdiction that relate to the protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata) including laws and regulations relating to the Release of Hazardous Materials, or otherwise relating to the treatment, storage, disposal, transport or handling of Hazardous Materials, or to the exposure of any individual to a Release of Hazardous Materials.

Section 4.11. Governmental Authority. “Governmental Authority” means any federal, state, local, foreign or international governmental authority or any arbitration or mediation tribunal.

Section 4.12. Hazardous Materials. “Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, hazardous substances, petroleum and petroleum products or any fraction thereof.

Section 4.13. Indemnitee. “Indemnitee” has the meaning set forth in Section 1.5 hereof.

Section 4.14. Insurance Period. “Insurance Period” has the meaning set forth in Section 2.1 of this Agreement.

Section 4.15. Insurance Policies. “Insurance Policies” means insurance policies pursuant to which a Person makes a true risk transfer to an insurer.

Section 4.16. Insurance Proceeds. “Insurance Proceeds” means those monies:

(a) received by an insured from an insurance carrier; or

(b) paid by an insurance carrier on behalf of the insured;

from Insurance Policies.

Section 4.17. Insurance Termination Date. “Insurance Termination Date” means, with respect to any particular Insurance Policy maintained by Palm on behalf of PalmSource under Section 2.1, the earlier of (i) the date on which Palm ceases to own in excess of 50% of the voting securities of PalmSource and (ii) the date on which PalmSource ceases to be treated as a “subsidiary” under the terms of such Insurance Policy.

Section 4.18. Insured PalmSource Liability. “Insured PalmSource Liability” means any PalmSource Liability to the extent that (i) it is covered under the terms of Palm’s Insurance Policies in effect prior to the Insurance Termination Date, and (ii) PalmSource is not a named insured under, or otherwise entitled to the benefits of, such Insurance Policies.

Section 4.19. Liabilities. “Liabilities” has the meaning set forth in Section 1.14 of the Assignment Agreement.

Section 4.20. Non-US Plan. “Non-US Plan” means the plan of reorganization described in Exhibit K of the Separation Agreement.

Section 4.21. Palm Business. “Palm Business” means any business of Palm other than the PalmSource Business.

Section 4.22. Palm Facilities. “Palm Facilities” means all of the real property and improvements thereon owned or occupied at any time on or before the Separation Date by any member of the Palm Group, whether for the Palm Business or the PalmSource Business, excluding the PalmSource Existing Facilities and PalmSource New Facilities.

Section 4.23. Palm Group. “Palm Group” means Palm, each Subsidiary and Affiliated Company of Palm (other than any member of the PalmSource Group) immediately after the Separation Date, after giving effect to the Non-US Plan, and each Person that becomes a Subsidiary or Affiliate Company of Palm after the Separation Date.

Section 4.24. Palm Indemnitees. “Palm Indemnitees” means Palm, each member of the Palm Group and each of their respective directors, officers and employees.

Section 4.25. PalmSource Business. “PalmSource Business” has the meaning set forth in Section 1.7 of the Separation Agreement.

Section 4.26. PalmSource Contracts. “PalmSource Contracts” has the meaning set forth in Section 1.20 of the Assignment Agreement.

Section 4.27. PalmSource Covered Parties. “PalmSource Covered Parties” shall have the meaning set forth in Section 2.1(a) of this Agreement.

Section 4.28. PalmSource Existing Facilities. “PalmSource Existing Facilities” means all of those facilities leased by a member of the PalmSource Group as set forth on Schedule 4.28 hereto.

Section 4.29. PalmSource New Facilities. “PalmSource New Facilities” means all of those facilities leased by a member of the PalmSource Group as set forth on Schedule 4.29 hereto.

Section 4.30. PalmSource Group. “PalmSource Group” means PalmSource, each Subsidiary and Affiliated Company of PalmSource immediately after the Separation Date or that is contemplated to be a Subsidiary or Affiliated Company of PalmSource pursuant to the Non-US Plan and each Person that becomes a Subsidiary or Affiliate Company of PalmSource after the Separation Date.

Section 4.31. PalmSource Indemnitees. “PalmSource Indemnitees”means PalmSource, each member of the PalmSource Group and each of their respective directors, officers and employees.

Section 4.32. PalmSource Liabilities. “PalmSource Liabilities” has the meaning set forth in Section 2.3(a) of the Assignment Agreement.

Section 4.33. Person. “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

Section 4.34. Pre-Separation Third Party Site Liabilities. “Pre-Separation Third Party Site Liabilities” means any and all Environmental Actions arising out of Hazardous Materials found on, under or about any landfill any waste, storage, transfer or recycling site and resulting from or arising out of Hazardous Materials stored, treated, recycled disposed or otherwise handled at such site prior to the Separation Date (whether for the operation of the PalmSource Business or for the operation of any past or existing Palm Business as operated on or before the Separation Date).

Section 4.35. Product License Agreements. “Product License Agreements” means (i) the Software License Agreement between PalmSource and Palm under which PalmSource grants to Palm a royalty-bearing license to certain operating system software and related software applications, (ii) the letter between Palm and PalmSource under which PalmSource grants to Palm an interim license to certain Elaine Server Software and any subsequent definitive license agreement between PalmSource and Palm for the Elaine Server Software, and (iii) any subsequent license agreements between PalmSource and Palm for commercial software products of PalmSource and/or related services for commercial software products of PalmSource.

Section 4.36. Release. “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including, without limitation, the movement of Hazardous Materials through ambient air, soil, surface water, groundwater, wetlands, land or subsurface strata.

Section 4.37. Separation. “Separation” means the transfer and contribution from Palm to PalmSource, and PalmSource’s receipt and assumption of, directly or indirectly, substantially all of the Assets and Liabilities currently associated with the PalmSource Business and the stock, investments or similar interests currently held by Palm in subsidiaries and other entities that conduct such business.

Section 4.38. Separation Agreement. “Separation Agreement” means the Master Separation Agreement made effective as of December 3, 2001, as amended from time to time, of to which this Agreement is an Exhibit.

Section 4.39. Separation Date. “Separation Date” means the effective date and time of each transfer of property, assumption of liability, license, undertaking, or agreement in connection with the Separation, which shall be 12:01 a.m., Pacific Time, December 3, 2001, or such date as may be fixed by the Board of Directors of Palm.

Section 4.40. Shared Palm Percentage. “Shared Palm Percentage” means 80%.

Section 4.41. Shared PalmSource Percentage. “Shared PalmSource Percentage” means 20%.

Section 4.42. Shared Percentage. “Shared Percentage” means the Shared PalmSource Percentage or the Shared Palm Percentage, as the case may be.

Section 4.43. Subsidiary. “Subsidiary” of any Person means a corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; provided, however, that no Person that is not directly or indirectly wholly-owned by any other Person shall be a Subsidiary of such other Person unless such other Person controls, or has the right, power or ability to control, that Person.

Section 4.44. Tax-Free Spin-Off. “Tax-Free Spin-Off” means a distribution of common stock (and preferred stock, if any) of PalmSource or common stock (and preferred stock, if any) of a Person that is a successor to PalmSource to holders of common stock of Palm intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended, or any successor thereto.

Section 4.45. Tax Sharing Agreement. “Tax Sharing Agreement” means the Tax Sharing Agreement, attached as Exhibit E to the Separation Agreement.

Section 4.46. Taxes. “Taxes” has the meaning set forth in the Tax Sharing Agreement.

Section 4.47. Third Party Claim. “Third Party Claim” has the meaning set forth in Section 1.6(a) of this Agreement.

Section 4.48. Xerox Litigation Agreement. “Xerox Litigation Agreement” means the Xerox Litigation Management and Payment Allocation Agreement between Palm and PalmSource of even date herewith.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the parties has caused this Amended and Restated Indemnification and Insurance Matters Agreement to be effective as of the Effective Date.

PALM, INC.		PALMSOURCE, INC.

By:	/s/ R. TODD BRADLEY	By:	/s/ DAVID C. NAGEL

Name:	R. Todd Bradley	Name:	David C. Nagel

Title:	President & CEO	Title:	CEO

[Signature Page to Amended and Restated Indemnification and Insurance Matters Agreement]

Schedule 1.1

[Schedule 1.1 has been omitted. A copy of this schedule will be furnished supplementally to the Commission upon request.]

Schedule 4.28

[Schedule 4.28 has been omitted. A copy of this schedule will be furnished supplementally to the Commission upon request.]

Schedule 4.29

[Schedule 4.29 has been omitted. A copy of this schedule will be furnished supplementally to the Commission upon request.]